Form C

Cover Page

Name of issuer:

Shark Wheel, Inc.

Legal status of issuer:

- Form:
  Corporation
- Jurisdiction of Incorporation/Organization:
  DE
- Date of organization:
  10/24/2012

Physical address of issuer:

22600 Lambert Street
704-A
Lake Forest CA 92630

Website of issuer:

http://www.sharkwheel.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- Common Stock
- Preferred Stock
- Debt
- Other

If Other, describe the security offered:

Target number of securities to be offered:

29,070

Price:

$1.77000

Method for determining price:

Dividing pre-money valuation ($30,001,347.80, or $29,153,852.10 for investors in the first 100,000.80) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.40

Oversubscriptions accepted:

- Yes
- No

If yes, disclose how oversubscriptions will be allocated:

- Pro-rata basis
- First-come, first-served basis
- Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$441,999.65

Deadline to reach the target offering amount:

3/27/2020
NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$464,471.00	$928,430.00
Cash & Cash Equivalents:	$247,546.00	$662,576.00
Accounts Receivable:	$3,672.00	$3,876.00
Short-term Debt:	$245,865.00	$204,235.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$950,796.00	$753,009.00
Cost of Goods Sold:	$491,022.00	$432,682.00
Taxes Paid:	$3,049.00	$5,494.00
Net Income:	($759,938.00)	($678,926.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Shark Wheel, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Yes No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gary Fleishman	CEO	Shark Wheel, Inc.	2012
David Patrick	CTO	Shark Wheel, Inc.	2012
Zack Fleishman	COO and Secretary	Shark Wheel, Inc.	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Zack Fleishman	COO	2012
Gary Fleishman	CEO	2012
David Patrick	CTO	2012
Zack Fleishman	Secretary	2012
Zack Fleishman	COO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Patrick	3365514.0 Class A Common Stock	21.12

| Gary Fleishman | 3806005.0 Class A Common Stock | 23.89 |
| Zack Fleishman | 3273696.0 Class A Common Stock | 20.54 |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached <u>Appendix A, Business Description & Plan</u>

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

- Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- The transferability of the Securities you are buying is limited

Any Class C common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class C common stock in the amount of up to $441,999.65 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

- Minority Holder; Securities with No Voting Rights

The Class C common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

- We are an early stage company and have not yet generated any profits

Shark Wheel was formed on 10/24/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shark Wheel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

- We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Shark Wheel's main patent has already been issued in the United States and China. Many other patents are currently pending. Shark Wheel has issued trademarks in the United States and China. Many others are currently pending.

- Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Shark Wheel has issued patents in the United States and China. Many other patents are currently pending. Shark Wheel has issued trademarks in the United States and China. Many others are currently pending.

- The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Wefunder instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right. Ownership and Capital Structure; Rights of the Securities

- We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- Gary Fleishman is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:

Wefunder Platform Fees 7.5%

Operations 92.5%

Shark Wheel will use these minimal investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and other operating expenses.

If we raise: **$442,000**

Use of Proceeds:

Wefunder Platform Fees 7.5%

Research & Development 30.0%

Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time.

Operations 25.0%

Shark Wheel will use investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and other operating expenses.

Inventory 25.0%

Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture.

Marketing 5.0%

There is an education curve when entering new industries. Most industries would be licensing deals where Shark Wheel would not need a marketing budget. But, for the few industries the company enters on its own, a marketing budget is necessary.

Working Capital 7.5%

Shark Wheel will need to pay for tooling and other necessary purchases at is moves across industries.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel

investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $30M pre-money valuation
See exact security attached as Appendix B, Investor Contracts.

Shark Wheel, Inc. is offering up to 58,140 ($100,000.80) shares of Class C Common Stock, at a share price of $1.72 and a pre-money valuation of $29,153,852.10 (the "early bird" term).

Shark Wheel, Inc. is offering the remaining 193,373 shares ($342,270.21) at a share price of $1.77 and a pre-money valuation of $30,001,347.80.

The offering minimum is $50,000.40; the offering maximum is $442,271.01.

Non-Voting Shares; Grant of Proxy. The undersigned acknowledges that the Shares being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Shares. The undersigned, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the executive officers of the Company (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of Section 8 of the subscription agreement. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's certificate of incorporation as then in effect or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Grantor and the Proxy.

SPV Reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this Subscription Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined in the subscription agreement).

14. Do the securities offered have voting rights?

- Yes
- No

15. Are there any limitations on any voting or other rights identified above?

- Yes: No Voting Rights
- No

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		
			Choose		**YesNo**
			Choose		**YesNo**
			Choose		**YesNo**

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A Common Stock

The amount of security authorized is 19,372,272 with a total of 15,934,352 outstanding.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

Material Rights

Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class ACommon Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class BCommon Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any

manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class BCommon Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class B Common Stock

The amount of security authorized is 627,728 with a total of 627,728 outstanding. Voting Rights

There are no voting rights associated with Class B Common Stock. Material Rights

Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any

manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class ACommon Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common

Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class C Common Stock The amount of security authorized is 1,000,000 with a total of 387,834 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock. Material Rights

Voting Rights. The Class C Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class C Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class C Common Stock are entitled to vote under applicable law, each holder Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held as of the applicable date. The number of authorized shares of Class A Common Stock and Class C Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation. Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class BCommon Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class BCommon Stock, and the holders of Class C

Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class ACommon Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class BCommon Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

As a minority holder of Class C common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2017	Regulation Crowdfunding	Common stock	$627,728	General operations
11/2017	Regulation D, Rule 506(c)	Common stock	$250,000	General operations
12/2017	Regulation D, Rule 506(c)	Common stock	$100,000	General operations
12/2017	Regulation D, Rule 506(c)	Common stock	$250,000	General operations
1/2018	Section 4(a)(2)	Common stock	$125,000	General operations
4/2019	Regulation Crowdfunding	Common stock	$627,728	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.
   - Yes
   - No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wootton
Amount Invested	$15,000.00
Transaction type	Priced round
Issue date	07/21/14
Relationship	Sister and Brother in Law of Co-Owner

David Patrick sold personal shares to the sister and brother-in-law of another co-owner.

Name	Orr
Amount Invested	$75,000.00
Transaction type	Priced round
Issue date	07/21/14
Relationship	Cousin of co-owner

David Patrick sold personal shares to the cousin of a co-owner.

David Michael Patrick, Officer, sold $50,000 worth of stock to the company (Shark Wheel LLC, now called Shark Wheel, Inc.) in a prior year. The transaction was a straight equity deal at previous valuation.

The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO). Gary loaned Shark Wheel $25,000 in 2017. Gary was paid back on this transaction in 2017 with the minimum interest accrued by law. The terms of the loan were as follows: Interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017. The note receivable balance was $0 and $25,812 as of December 31, 2017 and 2016, respectively.

Shark Wheel Skate, LLC (a subsidiary of Shark Wheel LLC, now called Shark Wheel, Inc.) has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance to related party balance was $28,469 and $23,240 as of December 31, 2017 and 2016, respectively. The managing members are common to both entities. The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO).

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- Yes
- No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Shark Wheel sells the only non-circular wheel in the world. Shark Wheel is currently entering many different industries from roller skates to forklifts to farming.

Shark Wheel hopes to be a household name selling wheels in no less than 20 different industries. It is not hard to imagine selling the company to Google, Goodyear or Michelin in 5 years.

Milestones

Shark Wheel, Inc. was incorporated in the State of Delaware in October 2012.

Since then, we have:

- Working with multiple industry-leading partners on multi-million dollar deals.

- Scientifically proven advantages by San Diego State University in multiple categories.

- Aired on Shark Tank, Discovery Channel, FedEx commercials, FOX, and much more.

- Won two government grants for its farming wheel solution ($225k and $724k). Recently raised $627k from an equity crowdfunding campaign.

- Millions in revenue. Primarily a licensing company at this stage, so not capital intensive.

- Over 100 markets identified for Shark Wheel to enter into.

- Recently expanded its offerings to Printing Tape, Frisbees and more. The shape keeps generating new products.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $950,796 compared to the year ended December 31, 2017, when the Company had revenues of $753,009. Our gross margin was 32.35% in fiscal year 2018, compared to 42.54% in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $464,471, including $247,546 in cash. As of December 31, 2017, the Company had $928,430 in total assets, including $662,576 in cash.

- *Net Loss.* The Company has had net losses of $759,938 and net losses of $678,926 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

- *Liabilities.* The Company's liabilities totaled $245,865 for the fiscal year ended December 31, 2018 and $204,235 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,107,456 in equity and $750,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Shark Wheel, Inc. cash in hand is $220,000, as of November 2019. Over the last three months, revenues have averaged $100,000/month, cost of goods sold has averaged $75,000/month, and operational expenses have averaged $55,000/month, for an average burn rate of $30,000 per month. Our intent is to be profitable in 9 months.

Shark Wheel raised $627,728 on Start Engine in 2019. The amount was the maximum allowed for the raise prior to completing audited financials.

Shark Wheel signed a multi-million dollar, multi-year deal with one of the largest companies in the material handling industry. It is a licensing deal and all revenue is pure profit.

Shark Wheel has been focused on research on development of its technology since inception. There is no blueprint on how to make a sine wave wheel. Each time the team has encountered a new obstacle, such as creating a swivel wheel for the first time, there is a learning curve. Each time the team has overcome early obstacles. The research and development costs have taken accounted for a relatively large percentage of expenses. We expect those costs will go down over time. Shark Wheel could have been a skateboard-only company that was profitable, but the management team decided to invest heavily in a variety of markets to fully maximize the value of the patent (which is owned by Shark Wheel, Inc.). Shark Wheel has grown year over year, but expects revenue in 2019 from a variety of industries for past efforts.

Shark Wheel's gross revenue has gone up year-over-year, reaching close to $1 million in 2018. That was over $200,000 higher than 2017 revenues. Shark Wheel moved to a more distributor-heavy model in 2018, selling heavily into Walmart and VM Innovations, two large players in the US market. Tens of thousands of units were moved between these two accounts alone. Shark Wheel margins went down, but volume increased substantially. All of these moves were based on strategic decisions due to the state of the skateboard industry and opportunities on the table.

Historical results and cash flows:

Shark Wheel has not been profitable to date. The reasons were explained just above, but to expand on the details, Shark Wheel has essentially been running 4 companies off of one company's revenues. The four 'companies' Shark Wheel built are agriculture, pallet jacks, luggage and skateboarding to date and all had to run off of skateboarding revenue. Shark Wheel anticipates 2019 as its first year of profitability as it enters the material handling industry with its sine wave wheel. Three years of testing with an industry leader has yielded an opportunity for a 8-figure deal over 5 years. This deal alone is expected to make Shark Wheel profitable within a few months. Also in 2019, Shark Wheel received a $724,000 SBIR NSF Phase II grant to bring its central pivot irrigation wheel (agriculture wheel) to commercialization. Also in 2019, Walmart placed 3 orders to date with a larger order expected before the end of the year to potentially fill 4,000 Walmart stores for 2020. In 2018, Shark Wheel sold out in all Walmart stores it was in. All of Shark Wheel's previous efforts are projected to reach profitability for the first time in 2020.

Shark Wheel anticipates being able to run at a profit starting in 2020. The operation of the company is expected to continue without concern for the foreseeable future. In a worst-case scenario, Shark Wheel would still be viable for another year at least if somehow none of the payments came through. The company would need to cut expenses and slow growth, but the viability of the company would not be an issue.

Shark Wheel can obtain a loan at the click of a button through various online funding platforms. Shark Wheel has also engaged a small business bank to look into lines of credit for large purchase orders. Shark Wheel does not have any plans to obtain a loan, but may use a line of credit to fulfill purchase orders.

Shark Wheel expects to be profitable by Q3 2020, based on offers we have on the table.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?

   Yes No

ii. involving the making of any false filing with the Commission?

   Yes No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   Yes No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within

five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of

this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or

practice:

i. in connection with the purchase or sale of any security?

   Yes No

ii. involving the making of any false filing with the Commission?

   Yes No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   Yes No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state

performing like functions); a state authority that supervises or examines banks, savings associations or credit unions;

a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal

banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

   A. association with an entity regulated by such commission, authority, agency or officer?

      Yes No

   B. engaging in the business of securities, insurance or banking?

      Yes No

   C. engaging in savings association or credit union activities?

      Yes No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

   Yes No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the

Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this

offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

   Yes No

ii.   places limitations on the activities, functions or operations of such person?

Yes No

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock?

Yes No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this

offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from

committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

Yes No

ii.   Section 5 of the Securities Act?

Yes No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a

member of, a registered national securities exchange or a registered national or affiliated securities association for

any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Yes No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as

an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within

five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an

investigation or proceeding to determine whether a stop order or suspension order should be issued?

Yes No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years

before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time

of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to

conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property

through the mail by means of false representations?

Yes No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sharkwheel.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

  o Early Bird - Shark Wheel Subscription Agreement
  o Shark Wheel Subscription Agreement
- Appendix C: Financial Statements

  o Financials 1
- Appendix D: Director & Officer Work History

  o David Patrick
  o Gary Fleishman
  o Zack Fleishman
  o Zack Fleishman
- Appendix E: Supporting Documents

  o *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

- Cover Page XML
- Offering Statement (this page)

- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

  o Early Bird - Shark Wheel Subscription Agreement
  o Shark Wheel Subscription Agreement
- Appendix C: Financial Statements

  o Financials 1
- Appendix D: Director & Officer Work History

- David Patrick
- Gary Fleishman
- Zack Fleishman
- Zack Fleishman
- Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Shark Wheel, Inc.

By

Zack Fleishman

Chief Operating Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Gary Fleishman

CEO

11/22/2019

Zack Fleishman

Chief Operating Officer

11/22/2019

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to

contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT FORM C TO SEC